

07004820

3/20

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2007

SEC FILE NUMBER
8- 21215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers & Investors Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Minnesota Avenue
(No. and Street)

Kansas City (City) Kansas (State) 66101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Quill 913-621-8442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cochran Head Vick & Co., P.A.
(Name – *if individual, state last, first, middle name*)

6700 Antioch, Suite 460 (Address) Merriam (City) Kansas (State) 66204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BANKERS & INVESTORS CO.
(A Wholly-Owned Subsidiary of Valley View Bancshares, Inc.)

* * * * *

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

CONTENTS

OATH OR AFFIRMATION

I, Brian Quill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Principal

Title

Debra L. Bing

Notary Public

NOTARY PUBLIC-State of Kansas
DEBRA L. BING
My Appt. Exp. 08/19/2007

Debra L. Bing

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 • (913) 378-1177 FAX

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.:

We have audited the accompanying statements of financial condition of Bankers & Investors Co., (a wholly-owned subsidiary of Valley View Bancshares, Inc.) as of December 31, 2006 and 2005, and the related statements of operations and deficit, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Bankers & Investors Co. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cochran Head Vick & Co., P.A.

February 22, 2007

BANKERS & INVESTORS CO.

Statements of Financial Condition

December 31, 2006 and 2005

Assets		2006	2005
Current assets:			
Cash and cash equivalents	$	83,272	70,037
Commissions receivable		31,678	13,510
Receivable from parent company related to income tax allocation		4,415	7,827
Prepaid expense		1,644	12,819
Accrued interest		-0-	1,083
Total current assets		121,009	105,276
Office furniture and equipment		8,295	8,295
Less accumulated depreciation		7,942	7,675
Net office furniture and equipment		353	620
Other assets:			
Goodwill		384,797	384,797
Funds held in escrow for broker or dealer		24,976	25,000
Total other assets		409,773	409,797
Total assets	$	531,135	515,693
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	82,438	55,225
Stockholder's equity:			
Common stock, no par value; 1,000 shares authorized, issued and outstanding		32,131	32,131
Additional paid-in capital		490,897	490,897
Deficit		(74,331)	(62,560)
Total stockholder's equity		448,697	460,468
Total liabilities and stockholder's equity	$	531,135	515,693

See accompanying notes to financial statements.

BANKERS & INVESTORS CO.

Statements of Operations and Deficit

For the Years Ended December 31, 2006 and 2005

		2006	2005
Revenues:			
Commissions income	$	1,101,502	1,063,358
Interest		24,103	14,245
Other		16,414	9,092
Total revenue		1,142,019	1,086,695
Expenses:			
Operating and administrative		1,161,678	1,177,004
Depreciation		267	639
Total expenses		1,161,945	1,177,643
Loss before income tax benefit		(19,926)	(90,948)
Income tax benefit		8,155	34,215
Net loss		(11,771)	(56,733)
Deficit at beginning of year		(62,560)	(5,827)
Deficit at end of year	$	(74,331)	(62,560)

See accompanying notes to financial statements.

BANKERS & INVESTORS CO.

Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

		2006	2005
Cash flows from operating activities:			
Net loss	$	(11,771)	(56,733)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation		267	639
Change in current assets and liabilities:			
(Increase) decrease in:			
Commissions receivable		(18,168)	4,728
Receivable from parent company related to income tax allocation		3,412	(4,468)
Accrued interest		1,083	(157)
Prepaid expenses		11,175	(10,487)
(Decrease) increase in:			
Accounts payable		27,213	(41,511)
Net cash generated (used) by operating activities		13,211	(107,989)
Cash flow from investing activity:			
Reduction in funds held in escrow		24	-0-
Net increase (decrease) in cash		13,235	(107,989)
Cash and cash equivalents at beginning of year		70,037	178,026
Cash and cash equivalents at end of year	$	83,272	70,037

See accompanying notes to financial statements.

BANKERS & INVESTORS CO.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the Years Ended December 31, 2006 and 2005

There were no liabilities subordinated to the claims of creditors at the beginning or end of, or at any time during either of the years.

1) Description of Business and Summary Of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Description of Business
Bankers & Investors Co. (Company) is a full service securities broker providing investment advisory and other related services to clients in the Midwestern United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. The Company is a wholly-owned subsidiary of Valley View Bancshares, Inc.

Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment
Equipment is carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the current period.

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives of 5 to 7 years using accelerated recovery methods.

Income Taxes
The Company files consolidated Federal and state tax returns with its parent. In conformity with this treatment, the Company records an income tax expense or benefit, paid to or received from its parent monthly. The amount is calculated based on the Company's financial statement income or loss, multiplied by what is estimated to be a reasonable aggregate Federal and state income tax rate for the consolidated return (estimated to be approximately 40% for 2006 and 37% for 2005). All current and deferred income tax liabilities or receivables are accounted for on the financial statements of the parent, which also is responsible for making all tax payments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

Goodwill

The Company has recorded goodwill "pushed down" from its parent company, which owns 100% of the Company's common stock (see note 2). Goodwill therefore represents the excess of the purchase price of the parent's investment in the Company over the net book value of the Company's other assets. In accordance with Statement of Financial Accounting Standards 142, the goodwill recorded is not amortized but rather is tested for impairment annually. It was not considered necessary to record any such impairment during either the years ended December 31, 2006 and 2005.

2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, which amounted to $5,496 at December 31, 2006. At December 31, 2006, the Company had net capital of $55,578, which was $50,082 in excess of its required net capital of $5,496.

3) Material Inadequacies

None noted.

4) Related Parties

The Company's Parent pays occupancy costs of the Company. The Company paid its Parent $442,452 and $418,689 in networking agreement fees for the years ended December 31, 2006 and 2005, respectively, for these costs.

The Company had a receivable from its parent in the amounts of $ 4,415 and $7,827 at December 31, 2006 and 2005, respectively, related to income tax allocation.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2006

BANKERS & INVESTORS CO.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2006

Net Capital		
Total stockholder's equity	$	448,697
Ownership equity not allowable for net capital:		
Fixed assets		353
Goodwill		384,797
Receivables from non-customers		4,874
Prepaid expenses		1,644
Net capital before haircuts on investments		57,029
Haircuts on investments		1,451
Net capital	$	55,578
Aggregate Indebtedness	$	82,438
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,496
Excess of net capital	$	50,082
Ratio: aggregate indebtedness to net capital		1.48 to 1

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2006)

Total ownership equity qualified for net capital per December 31, 2006, Part II A	$	63,578
Decrease in cash		(8,000)
Total ownership equity qualified for net capital per December 31, 2006, audit report	$	55,578
Non-allowable assets per December 31, 2006 Part II A	$	388,468
Increase in receivable from parent company related to income tax allocation		3,200
Non-allowable assets per December 31, 2006 audit report	$	391,668
Net capital, as reported in Company's Part II A	$	63,578
Decrease in cash		(8,000)
Net capital per December 31, 2006 audit report	$	55,578

BANKERS & INVESTORS CO.

Schedule II

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 • (913) 378-1177 FAX

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.:

In planning and performing our audit of the financial statements of Bankers & Investors Co. (a wholly-owned subsidiary of Valley View Bancshares, Inc.) for the year ended December 31, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT ACCOUNTANTS' REPORT - Continued

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cochran Head Vick & Co., P.A.

February 22, 2007

END